EXHIBIT 99.4

TotalEnergies and GHGSat Launch a New Initiative to Monitor
Offshore Methane Emissions by Satellite

Paris, July 7, 2021 – As part of its commitment to identify, quantify and reduce methane emissions linked to its operations, TotalEnergies is partnering with GHGSat to develop a satellite imaging technology to monitor potential methane leak occurrences at offshore facilities.

This new technology, known as “Glint Mode”, annuls interference effects on data acquisition by observing sun glint on the ocean surface. This satellite imaging can be combined with local measurements for which TotalEnergies has developed the ultra-light AUSEA1 drone-mounted spectrometer, considered to be the most accurate in the world.

TotalEnergies and GHGSat have been working together since 2018 to refine methane emissions measurement thresholds in order to detect increasingly smaller emissions so that leaks can be prevented as far upstream as possible. In October 2020, the partners set a world record at TotalEnergies’ TADI2 testing complex, which is equipped with leading-edge detection resources, by successfully quantifying the smallest controlled leak detected to date. TotalEnergies and GHGSat are taking a new step with this initiative and will be conducting six satellite observations in Glint Mode of TotalEnergies offshore sites.

“As part of a continuous improvement program, TotalEnergies has decided to initiate a new stage in its collaboration with GHGSat to develop an innovative satellite mapping technology suited to offshore infrastructure. This technology will build on the methane emissions measurement system for which TotalEnergies holds the accuracy record and strengthen our position as a pioneer in developing methane emissions monitoring technologies,” said Marie-Noëlle Séméria, Chief Technology Officer at TotalEnergies.

“GHGSat is excited to expand its emissions monitoring work with TotalEnergies. By adding offshore measurements to its portfolio of satellite, airborne and analytical capabilities, GHGSat continues to enhance its services for market leaders like TotalEnergies,” declared Stéphane Germain, President of GHGSat.

This partnership builds on TotalEnergies’ commitment within the United Nations Environmental Programme (UNEP) Oil and Gas Methane Partnership (OGMP) to reduce the industry’s methane emissions.

Controlling Methane Emissions: A Priority for TotalEnergies

TotalEnergies’ performance in reducing methane emissions is one of the best in the industry. The Company has cut its emissions nearly in half since 2021 by focusing on different sources – among them flaring, venting and fugitive emissions – and by complying with stringent design standards for new projects to ensure that methane emissions are close to zero. The Company has already reduced routine flaring by more than 90% since 2010 and has pledged to eliminate the practice by 2030.

1 The 1.4-kg Airborne Ultra-Light Spectrometer for Environmental Applications (AUSEA) was developed by TotalEnergies and the GSMA laboratory, a joint research unit of the French National Center for Scientific Research (CNRS) and University of Reims Champagne Ardenne.

2 The TADI testing complex in Lacq (southwestern France) has unique capabilities for testing controlled gas emissions in a typical industrial environment.

TotalEnergies’ objective is to maintain emissions intensity below 0.2% of commercial gas produced for oil and gas facilities and below 0.1% for gas facilities. In 2020, these figures stood at 0.15% and below 0.1%, respectively, in line with the Company's targets.

In November 2020, TotalEnergies signed onto a second phase of the United Nations Environment Programme’s Oil and Gas Methane Partnership (OGMP 2.0), supporting a broader, more ambitious reporting framework extended to cover the entire gas value chain and non-operated assets.

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About GHGSat

GHGSat is a leader in high-resolution remote sensing of greenhouse gases from space. It provides emissions data to businesses, governments and regulators worldwide. Thanks to its exclusive remote detection capabilities and patented technology, GHGSat can monitor individual sites more accurately and precisely and facilitate timely strategic decisions.

Contacts GHGSat

Media Relations: Sevana Jinbachian │ sjinbach@ghgsat.com │ @ghgsat

About TotalEnergies Research and Innovation

TotalEnergies deploys its Research and Innovation in the fields of solar and wind energy, storage solutions and hybrid energy systems, distributed energy networks, biofuels, biogas, hydrogen, low-carbon products for alternative mobility, and carbon capture, storage and utilization technologies. TotalEnergies Research and Innovation’s 4,300 employees based in 18 research centers around the world work hand in hand with researchers, students and entrepreneurs who are committed to supporting the energy transition.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 │ presse@totalenergies.com │ @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 │ ir@totalenergies.com

Cautionary Note

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